FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 28/2/2021:

40,204,518 Common Shares, 9,380,690 Warrants

Date: March 5, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On February 12, 2021, the Issuer consolidated all of its issued and outstanding common shares (the "Common Shares") on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the "Share Consolidation"). The number of common share purchase warrants ("Warrants") listed for trading on the CSE (the "Listed Warrants") were not  altered as a result of the Share Consolidation; however, the exercise terms were adjusted in accordance with the terms of the warrant indenture dated August 30, 2019, as supplemented on November 12, 2019 and February 12, 2021 ("Warrant Indenture"), such that four Warrants are now exercisable for one Common Share following the payment of an adjusted exercise price of $5.20.On February 10, 2021, the Issuer announced an amendment to a supply agreement entered into by Focus Medical Herbs Ltd. ("Focus Medical") on April 27, 2020 (the "Supply Agreement"), pursuant to which, Focus Medical had agreed to purchase up to a total of 8,060 kg of medical cannabis between 2020 and 2023 from an IMC-GAP certified supplier.  Focus and the relevant supplier under the Supply Agreement mutually decided to amend the Supply Agreement to reflect the supply of only three harvests of medical cannabis being purchased by Focus Medical (the "Amendment Agreement"). Upon payment for all three harvests, subject to the terms and conditions of the Amendment Agreement, the Supply Agreement will be terminated. Following this change, approximately 570 kg of medical cannabis will be provided to Focus Medical by the supplier in Q1 2021.

  On February 22, 2021, the Issuer appointed Brian Schinderle and Haleli Barath to its board of directors (the "Board"). Both Mr. Schinderle and Ms. Barath are independent directors under applicable Canadian and United States securities laws. Concurrently with the foregoing appointments, Rafael Gabay and Steven Mintz resigned from the Board.

  On February 25, 2021, the Issuer's application to list the Common Shares on the Nasdaq Capital Market ("NASDAQ") was approved. The Common Shares commenced trading on NASDAQ on March 1, 2021 under the ticker symbol "IMCC".

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer is focused on continuing its acquisition strategy in North America and Europe, while also identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing supply and distribution agreements in Germany and the rest of Europe, and sales and supply agreements in the local Israeli market. As part of this strategy, the Issuer anticipates that it will meet all closing conditions required to complete the Issuer's acquisition of Trichome Financial Corp. by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario).

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Focus Medical and one of its cultivation suppliers signed the Amendment Agreement, which provides for the early termination of the Supply Agreement, as further detailed under Section 1 above.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

 Not applicable.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

  Adjupharm GmbH hired five sales representatives for its marketing team.

  On February 22, 2021, the Issuer appointed Brian Schinderle and Haleli Barath to the Board. Concurrently with the foregoing appointments, Rafael Gabay and Steven Mintz resigned from the Board.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

On February 25, 2021, Focus Medical filed an objection before the Israeli Patents and Trademarks Registrar in response to a request made by Canndoc Ltd. ("Canndoc") on August 4, 2020 regarding registration of the "Gorilla Glue" trademark on one of its strains. Similar to Focus Medical, Canndoc operates in the Israeli medical cannabis sector. Canndoc has 60 days to file its written counterclaims to Focus Medical's objection and to the additional objections made by other third parties.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

The following securities were issued by the Issuer in February 2021:

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	79,815	Exercise of warrants	$415,038.00 to be used for working capital
	15,677	Exercise of broker compensation options	$65,843.40 to be used for working capital
Warrants	7,838

Issued as a result of a broker compensation option exercise on February 23, 2021 and immediately exercised into Common Shares. Each Warrant was exercisable for one Common Share of the Issuer at an exercise price of $5.20.

			Not applicable.
Incentive Stock Options	5,500	Each incentive stock option granted on February 8, 2021 is exercisable for one common share at an exercise price of $10.00 for a period of five years from the grant date.	Not Applicable

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

Not Applicable.

16. Provide details of any changes in directors, officers or committee members.

On February 22, 2021, the Issuer appointed Brian Schinderle and Haleli Barath to the Board. Concurrently with the foregoing appointments, Rafael Gabay and Steven Mintz resigned from the Board. Following these changes, the members of both the Board's audit committee and compensation committee are Vivian Bercovici, Brian Schinderle and Haleli Barath.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients and to maintain its strong balance sheet. The Issuer has postponed planned investments in innovation until global economic risks subside. The Issuer continues to focus on its acquisition strategy in North America and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and around the world and could result in additional precautionary measures that could impact the Issuer's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: March 5, 2021

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End February 2021	Date of Report YY/MM/D 2021/03/05
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/